

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

May 27, 2010

By facsimile to (859) 514-5835 and U.S. Mail

Mr. Mark Sarvary
President and Chief Executive Officer
Tempur-Pedic International Inc.
1713 Jaggie Fox Way
Lexington, KY 40511

Re: Tempur-Pedic International Inc.
        Annual Report on Form 10-K for the fiscal year ended December 31, 2009
        Filed February 6, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed March 24, 2010
        File No. 1-31922

Dear Mr. Sarvary:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have questions about our review of these filings, you may direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

                        Very truly yours,

                        Pamela A. Long
                        Assistance Director